This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about August 30, 2006

Item 3.	News Release

August 30, 2006, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Completes Equity Financing

Trans-Orient Petroleum Ltd., (OTCBB: TOPLF) has completed a private placement financing for 12,972,142 equity units of the Company at a purchase price of US$0.35 per unit, for proceeds of US$4,540,250.

Item 5.	Full Description of Material Change

Vancouver, BC, August 30, 2006 – Canadian-based oil and gas explorer, Trans-Orient Petroleum Ltd., (OTCBB: TOPLF) has completed a private placement financing for 12,972,142 equity units of the Company at a purchase price of US$0.35 per unit, for proceeds of US$4,540,250. The Company plans to allocate this capital towards re-establishing direct operations in New Zealand and Southeast Asia.

Each unit consists of one common share and one warrant to purchase an additional common share at a price of US$0.70 per share for two years from the closing date. The units were placed with accredited investors and reliance on Regulation S to the 1933 Securities Act. All shares issued, including the exercise of the warrants, will be subject to a four-month resale restricted period in Canada, and restricted in the US in accordance with Rule 144. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice should the Company’s shares trade at or higher than US$1.25 for ten consecutive trading days. No fees or material expenses were incurred in connection with the placement.

As at August 30, 2006 the Company has 30,590,225 shares issued and outstanding.

Contact:
Dan Brown 604-682-6496
dbrown@iremco.com
www.transorient.com

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer
(604) 682-6496

Item 9.	Date of Report

August 30, 2006

“Peter Loretto”
Peter Loretto, President/Chief Executive Officer

Place of Declaration: Vancouver, British Columbia